CAPITOL SERIES TRUST

AGREEMENT TO WAIVE ADVISORY FEE

THIS AGREEMENT is made and entered into on October 1, 2024, by and between Capitol Series Trust (the “Trust”), on behalf of the Canterbury Portfolio Thermostat Fund (the “Fund”), and Canterbury Investment Management, LLC (the “Adviser” or “Canterbury”), an Indiana limited liability company.

WHEREAS, the Trust is an Ohio business trust organized under an Agreement and Declaration of Trust dated September 18, 2013, as amended November 18, 2021 (the “Trust Instrument”), and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company of the series type; and

WHEREAS, the Trust, on behalf of the Fund, and the Adviser have entered into an Investment Advisory Agreement dated July 1, 2016, (“Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to the Fund; and

WHEREAS, the Adviser is entitled to an annual advisory fee of 0.90% of the annual average daily net assets of the Fund for the services performed pursuant to the Advisory Agreement; and

WHEREAS, at a regularly scheduled meeting of the Trust’s Board of Trustees (the “Board”) held on September 16 and 17, 2024, the Board, based on a joint recommendation of the Board and the Adviser, determined that it is appropriate and in the best interests of the Fund and its shareholders to have the Adviser contractually waive a portion of its advisory fees across all share classes of the Fund; and

WHEREAS, in an effort to achieve this result with respect to the Fund, the Board and the Adviser agreed that the Adviser would and hereby does agree to:

(1)	contractually waive its advisory fee for all share classes of the Fund from 0.90% to 0.50% for the period October 1, 2024 through September 30, 2025.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	ADVISORY FEE WAIVER. The Adviser hereby agrees to contractually waive its advisory fee payable from the Fund for its advisory services performed pursuant to the Advisory Agreement for all share classes of the Fund from 0.90% to 0.50% for the period October 1, 2024 through September 30, 2025.

2.	TERM, MODIFICATION AND TERMINATION OF AGREEMENT. This Agreement with respect to a Fund shall continue in effect until the expiration date set forth above (the “Expiration Date”). The Board may terminate this Agreement at any time. This Agreement shall terminate automatically upon the termination of the Advisory Agreement.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

CAPITOL SERIES TRUST, on behalf each of the Canterbury Portfolio Thermostat Fund

 /s/ Matthew J. Miller

Name: Matthew J. Miller

Title: President

CANTERBURY INVESTMENT MANAGEMENT, LLC

 /s/ Thomas L. Hardin

Name: Thomas L. Hardin

Title: CEO

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